UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

       (Check One): [ ] Form 10-K [ ] Form 20-F [ ]Form 11-K [X]Form 10-Q
                          [ ] Form N-SAR [ ] Form N-CSR

                      For Period Ended: September 30, 2005

                       [ ] Transition Report on Form 10-K

                       [ ] Transition Report on Form 20-F

                       [ ] Transition Report on Form 11-K

                       [ ] Transition Report on Form 10-Q

                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
                Nothing in this form shall be construed to imply
                      that the Commission has verified any
                          information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION

                             ACCUPOLL HOLDING CORP.
                             Full name of Registrant

                        WESTERN INTERNATIONAL PIZZA CORP.
                            Former Name if Applicable

                         15101 Red Hill Ave., Suite 220
            Address of Principal Executive Office (Street and Number)

                                Tustin, CA 92780
                            City, State and Zip Code

                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |  (a) The reasons described in reasonable detail in Part III of this
         |      form could not be eliminated without unreasonable effort
         |      or expense;
         |  (b) The subject annual report, semi-annual report, transition
         |      report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or
         |      Form N-CSR, or portion thereof, will be filed on or before
         |      the fifteenth calendar day following the prescribed
    [X]  |      due date; or the subject quarterly report or transition report
         |      on Form 10-Q, or portion thereof will be filed on or before the
         |      fifth calendar day following the prescribed due date; and
         |  (c) The accountant's statement or other exhibit required by
         |      Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

      The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Diana Dimadi            (949)             200-4000
                ------------            -----             --------
                   (Name)            (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            The registrant's results of operations for the quarter ended September 30, 2005 will disclose a significant change from the corresponding quarter ended September 30, 2004. In June 2005 management determined to discontinue the operations of its wholly owned subsidiary, Z prompt, Inc. Accordingly, the statements of operations for the quarters ended September 30, 2005, and 2004 will present the operations of Z prompt, Inc. separate from results from continuing operations. There are no material charges resulting from the discontinuance of Z prompt, Inc.

            Net loss from continuing operations for the quarter ended September 30, 2005 compared to the quarter ended September 30, 2004 decreased to approximately $2 million for the quarter ended September 30, 2005 from approximately $2.7 million for the corresponding period in 2004. The income from discontinued operations of the quarter ended September 30, 2004 of approximately $7,000 decreased to a loss of approximately $4,000 for the corresponding period in 2005. Although the registrant announced its initial sales contracts for its voting systems in 2005, there were no recognition of net sales from continuing operations for either 2005 or 2004. Professional fees increase substantially on the quarter ended September 30, 2005, due to $1,775,000 compensation expense recognized conform FAS#123, for warrants issued for services. The results of operations for the quarter ended September 30, 2005 include a gain on forgiveness of debt of $1.2 million; there are no related gains in the corresponding period in 2004.

--------------------------------------------------------------------------------


                             ACCUPOLL HOLDING CORP.
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 9, 2005                  By: /s/ Diana Dimadi
      ----------------                      -----------------------------------
                                            Diana Dimadi
                                            Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.